SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

CASPIAN INTERNATIONAL OIL CORPORATION

(Name of the Issuer)

 CIOC ACQUISITION INC.
NURLAN JANSEITOV
TIMUR BERGALIYEV

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14766L108

(CUSIP Number of Class of Securities)

Nurlan Janseitov
Chairman of the Board and Chief Executive Officer
Caspian International Oil Corporation
4265 San Felipe
Suite 1100
Houston, TX 77027
(713) 960-6618

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copy to:
Patricia Lee, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7800

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR

ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$694,527	$39

*
Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 4,630,181 Shares of Common Stock, par value $0.001 per share, of Caspian, Inc. at $0.15 per share.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45

Form or Registration No.:	Schedule 13E-3

Filing Party:	CIOC Acquisition Inc., Nurlan Janseitov, Timur Bergaliyev

Date Filed:	December 2, 2008

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

INTRODUCTION	5

SPECIAL FACTORS	6

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER	6
Purposes	6
Alternatives	8
Reasons	9
Effects	11

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	12

FAIRNESS OF THE MERGER	13
Position of the Filing Persons as to the Fairness of the Merger	13

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS	17

TRANSACTION STATEMENT	17
Item 1. Summary Term Sheet	17
Item 2. Subject Company Information	17
Item 3. Identity and Background of Filing Persons	18
Item 4. Terms of the Transaction	20
Item 5. Past Contacts, Transactions, Negotiations and Agreements	23
Item 6. Purposes of the Transaction and Plans or Proposals	24
Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger	25
Item 8. Fairness of the Transaction	25
Item 9. Reports, Opinions, Appraisals, and Negotiations	25
Item 10. Source and Amount of Funds or Other Consideration	25
Item 11. Interest in Securities of the Subject Company	26
Item 12. The Solicitation or Recommendation	26
Item 13. Financial Statements	26
Item 14. Personal/Assets, Retained, Employed, Compensated or Used	29
Item 15. Additional Information	29
Item 16. Exhibits	29

SIGNATURES	30

SCHEDULE I	I

Exhibit 24.1
Exhibit 24.2
Exhibit (a)
Exhibit (d)
Exhibit (f)

i

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Caspian International Oil Corporation (“Caspian”) and CIOC Acquisition Inc. (“CIOC Acquisition”), how it affects you, what your rights are with respect to the merger as a stockholder of Caspian and the position of the people (other than CIOC Acquisition) listed on the cover of the Schedule 13E-3 above the caption “Name of Persons Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.

Purposes of the Merger (Page 6).

Immediately prior to the merger discussed below, CIOC Acquisition, a newly created Delaware corporation owned by the Filing Persons, will own approximately 92.6% of the outstanding shares of Caspian common stock, upon the contribution of such shares of Caspian common stock by the Filing Persons. The Filing Persons intend to cause CIOC Acquisition to merge with and into Caspian, with Caspian continuing as the surviving corporation, as a means of acquiring all of the other shares of Caspian common stock not owned directly or indirectly by any of the Filing Persons and providing a source of liquidity to holders of those shares of Caspian common stock. As a result of the merger the Filing Persons will own 100% of Caspian.

Parties to the Merger.

Nurlan Janseitov. Nurlan Janseitov is currently the Chairman and Chief Executive Officer of Caspian and the direct holder of 28,990,000 shares or approximately 46.2% of the outstanding shares of Caspian common stock.  Mr. Janseitov is a 5% equity owner and also serves as the Chief Executive Officer of SIF Dank, LLP (“Dank”), a 95% owned subsidiary of Caspian.  Mr. Janseitov is also a Director and President of CIOC Acquisition and following the merger will be a direct holder of approximately 49.9% of the outstanding shares of CIOC Acquisition common stock.

Timur Bergaliyev. Timur Bergaliyev is currently the Executive Vice President and director of Caspian and a direct holder of 29,136,847 shares or approximately 46.4% of the outstanding voting shares of Caspian common stock.  Mr. Bergaliyev is a 5% equity owner and also serves as the Chief Executive Officer of Kor-Tazh, LLP (“Kor-Tazh”), a 95% owned subsidiary of Caspian.  Mr. Bergaliyev is also a Director and Vice-President of CIOC Acquisition and following the merger will be a direct holder of approximately 50.1% of the outstanding shares of CIOC Acquisition common stock.

In April 2008, several stockholders approached Mr. Bergaliyev regarding the proposed sale of 9,196,847 shares of Caspian common stock.  Mr. Bergaliyev arranged for Verniy Activ, a Kazakh investment fund and subsidiary of Verniy Capital, a Kazakh holding company which is wholly owned by Mr. Bergaliyev, to purchase these shares for $2,621,101.40.50 or $0.285 per share.  This transaction increased Mr. Bergaliyev’s beneficial ownership of Caspian common stock from 21.7% to 36.3%.

On or about July 16, 2008, several stockholders in the Republic of Kazakhstan approached Mr. Janseitov regarding the proposed sale of 22,990,000 shares of Caspian common stock.  Mr. Janseitov purchased these shares for $2,299,000 or $.10 per share.  This transaction increased Mr. Janseitov’s beneficial ownership of Caspian common stock from 9.6% to 46.2%.

On or about November 5, 2008, several stockholders in the Republic of Kazakhstan approached Mr. Bergaliyev regarding the proposed sale of 6,340,000 shares of Caspian common stock.  Mr. Bergaliyev purchased these shares for $317,000 or $.05 per share.  This transaction increased Mr. Bergaliyev’s beneficial ownership of Caspian common stock from 36.3% to 46.4%.  Also on such date, Mr. Bergaliyev consolidated his holdings by purchasing an aggregate of 20,061,847 shares of Caspian common stock as to which he previously shared indirect beneficial ownership for $0.05 per share. This transaction did not change Mr. Bergaliyev’s beneficial ownership of Caspian common stock.

CIOC Acquisition. CIOC Acquisition is a newly created Delaware corporation owned by the Filing Persons.  The Filing Persons are the sole directors of CIOC Acquisition. On December 1, 2008, the Filing Persons agreed to contribute all of the shares of Caspian common stock that they own to CIOC Acquisition.  As a result of the contributions, CIOC will own 58,126,847 shares or approximately 92.6% of the outstanding shares of Caspian common stock. Following the Merger, the Filing Persons, through their holdings in CIOC Acquisition, will own 100% of Caspian.

Caspian. Caspian is a Delaware corporation that owns 95% of the equity in each of two limited liability partnerships organized under the laws of the Republic of Kazakhstan:  Dank and Kor-Tazh.  Dank is engaged in the business of providing oil field services such as 2D and 3D seismic acquisitions, data processing and interpretation, reservoir modeling and topography to the oil and gas industry in Kazakhstan.  Kor-Tazh operates a largely undeveloped oil field in western Kazakhstan, which Kor-Tazh’s independent petroleum engineers estimate to hold proved undeveloped reserves of oil totaling 2,161,104 barrels but which would require significant capital expenditures. The Filing Persons are the sole directors of Caspian.

Principal Terms of the Merger.

The Merger (Pages 1 and 20). CIOC Acquisition is a recently formed company created by the Filing Persons. The Filing Persons plan to contribute all of the shares of Caspian common stock that each owns to CIOC Acquisition. As a result of such contributions, CIOC Acquisition will own approximately 92.6% of the outstanding shares of Caspian common stock. Immediately following such contributions, the Filing Persons will cause CIOC Acquisition to merge with and into Caspian in a “short form” merger under Section 253 of the Delaware General Corporation Law (the “DGCL”). CIOC Acquisition does not intend to enter into a merger agreement with Caspian or to seek the approval of the directors of Caspian for the merger. Holders of Caspian common stock (which constitutes the only class of capital stock of Caspian that, in the absence of Section 253 of the Delaware General Corporation Law, would be entitled to vote on the merger) will not be entitled to vote their shares  of Caspian common stock with respect to the merger.

Merger Price (Page 1). Upon the effectiveness of the merger, each share of Caspian common stock not owned by any of the Filing Persons will be cancelled and automatically converted into the right to receive $0.15 in cash, without interest.

Caspian Shares Outstanding; Ownership by CIOC Acquisition (Pages 1 and 11-12). As of March 3, 2009, a total of 62,757,028 shares of Caspian common stock were outstanding. As of December 31, 2008, Caspian had options to purchase 608,333 shares of Caspian common stock outstanding under its 2007 Equity Incentive Plan. The Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date. Any unexercised options will be retained as rights to purchase shares in Caspian as the surviving corporation after the merger. As of March 3, 2009, the Filing Persons owned, in the aggregate, 58,126,847 shares of Caspian common stock or approximately 92.6% of the outstanding shares of Caspian common stock.

Payment for Shares (Page 20). CIOC Acquisition will pay you for your shares of Caspian common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Caspian within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the paying agent your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on Page 20 of this Schedule 13E-3.

Source and Amount of Funds (Page 20).  The total amount of funds expected to be required by CIOC Acquisition to pay the merger price for the Caspian common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $0.95 million. CIOC Acquisition will obtain the necessary funds from the Filing Persons in the form of capital contributions.

The Filing Persons’ Position on the Fairness of the Merger (Page 13).

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Caspian, based primarily on the following factors:

•
The merger will enable the unaffiliated stockholders of Caspian to realize cash for their shares of Caspian common stock, not subject to any financing condition, at a premium of $0.10 per share, the last sale price for a share of Caspian common stock on December 2, 2008, the last date on which Caspian common stock traded prior to the initial date of filing of this Schedule 13E-3.

•
The average daily trading volume for shares of Caspian common stock for the three-month period ended December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3,was approximately 1,355 shares, which is a limited trading volume; therefore, shares of Caspian common stock have limited liquidity to the unaffiliated public stockholders and it may be difficult for the unaffiliated public stockholders to sell significant blocks of Caspian common stock without adversely impacting the trading price.

•	Caspian will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

•
The unaffiliated stockholders of Caspian are entitled to exercise appraisal rights and demand “fair value” for their shares of Caspian common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 6 and 20, respectively, of this Schedule 13E-3.

See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 13 of this Schedule 13E-3.

Consequences of the Merger (Page 11).

Completion of the merger will have the following consequences:

•	Caspian will be a privately held corporation, with the stockholders of CIOC Acquisition, the Filing Persons, owning all of the equity interests in Caspian other than outstanding options.

•
Other than any optionholder, only the Filing Persons will have the opportunity to participate in the future earnings and growth, if any, of Caspian. Similarly, only the Filing Persons will face the risk of losses generated by Caspian’s operations or the decline in value of Caspian after the merger.

•
The shares of Caspian common stock will no longer be publicly traded. In addition, Caspian  will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

•	Subject to the exercise of statutory appraisal rights, each of your shares of Caspian common stock will be converted into the right to receive $0.15 per share in cash, without interest.

Appraisal Rights (Page 21).

    You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Caspian common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the merger. This value may be more or less than the $0.15 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on Page 21 of this Schedule 13E-3.

Where You Can Find More Information (Page 18).

More information regarding Caspian is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 17 and 18, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by CIOC Acquisition Inc., a Delaware corporation (“CIOC Acquisition”), Nurlan Janseitov and Timur Bergaliyev (the “Filing Persons”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of CIOC Acquisition with and into Caspian International Oil Corporation, a Delaware corporation (“Caspian”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). The effective date (the “Effective Date”) of the Merger is expected to be              , 2009 or as soon thereafter as possible.

As of March 3, 2009, there were 62,757,028 shares of Caspian common stock, $0.001 par value per share (the “Shares”) issued and outstanding. As of March 3, 2009, the Filing Persons owned a total of 58,126,847 Shares or approximately 92.6% of the total Shares outstanding. Each of the Filing Persons intends to contribute the Shares that he or she currently owns to CIOC Acquisition immediately prior to the Effective Date. On the Effective Date, CIOC Acquisition intends to acquire the Shares that CIOC Acquisition does not then own through the Merger.

Upon the consummation of the Merger, each outstanding Share (other than Shares held by CIOC Acquisition and stockholders of Caspian who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive $0.15 per Share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such Share to [Interwest Transfer Company, Inc.] (the “Paying Agent”). The Paying Agent’s address and telephone number are: [1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117, (801)272-9294].

Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Caspian within 10 calendar days following the Effective Date and should be read carefully.

Under the DGCL, no action is required by the Board of Directors or the stockholders of Caspian, other than CIOC Acquisition, for the Merger to become effective. Caspian will be the surviving corporation in the Merger. As a result of the Merger, the stockholders of CIOC Acquisition, the Filing Persons, will be the only stockholders of Caspian.

As of December 31, 2008, Caspian had options to purchase 608,333 Shares outstanding under its 2007 Equity Incentive Plan. Neither the Filing Persons nor their affiliates hold any options to purchase shares of Caspian common stock. The outstanding options are held by two former Caspian employees and Caspian’s current Chief Financial Officer.  In connection with the Merger, any options that will not be exercised prior to the Effective Date will be automatically converted, immediately following the Merger, with no further action required, to rights to purchase shares of common stock in Caspian as the surviving corporation. After the Merger, the Filing Persons intend, to the extent required, to cause Caspian as the surviving corporation to make proportional adjustments to the number of shares of common stock of Caspian reserved for issuance under its stock option plans and issuable under outstanding options and adjustments to the exercise prices of outstanding options, to take into account the effects of the Merger. The Filing Persons do not anticipate that any option holder will exercise his options prior to the Effective Date.

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions and specific conditions in the business of oil field services and oil exploration in Kazakhstan; positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other factors identified in the “Risk Factors” sections included in (i) Caspian’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2008, (ii) Caspian’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Commission on November 19, 2008 or (iii) as otherwise described in Caspian’s filings with the Commission from time to time.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Purposes
Background to the Merger

SIF Dank, LLP (“Dank”), is a corporation organized under the laws of the Republic of Kazakhstan, which is engaged in the business of providing oil field services such as 2D and 3D seismic acquisitions, data processing and interpretation, reservoir modelling and topography to the oil exploration industry in Kazakhstan.  Mr. Janseitov may be deemed a founder of Dank.  Kor-Tazh, LLP (“Kor-Tazh”), is a corporation organized under the laws of the Republic of Kazakhstan, which operates a largely undeveloped oil field in western Kazakhstan. Mr. Bergaliyev was the majority owner of Kor-Tazh at the time of the merger with CRSI Group Inc.

On May 10, 2006, Caspian International Oil Corporation (CIOC) B.V., a corporation and holding company organized under the laws of The Kingdom of the Netherlands (“CIOC B.V.”), acquired 95% of the equity in each of Dank and Kor-Tazh with funds and equity interests contributed by Messrs. Janseitov and Bergaliyev.

On August 10, 2006, CRSI Group Inc., a company without any operations organized under the laws of the State of Florida,  acquired all of the beneficial interests in the registered capital stock of CIOC B.V. in a reverse acquisition transaction. On October 6, 2006 Articles of Merger were filed with the Division of Corporations of the Florida Department of State, according to which CRSI Group, Inc. was merged with and into its subsidiary, Caspian International Oil Corporation, for the purpose of changing its name to Caspian International Oil Corporation and its domicile from Florida to Delaware. A follow-up private financing was not consummated following the reverse acquisition.

In November 2006, Caspian began discussions with a mid-tier New York investment banking firm, which intended to provide additional financing to Caspian, primarily in the form of debt, including convertible debt securities.  Although the discussions lasted for several months, a financing arrangement was never reached.  Discussions ceased in February 2007.

In June 2007, Caspian entered into a financial advisory agreement with COSCO Capital Management LLC (“COSCO”) whereby COSCO would assist Caspian with raising additional capital either through a private placement or through a merger.  In August 2007, COSCO terminated its relationship with Caspian.  COSCO advised Caspian that Caspian did not have sufficient operating history and credit capacity to obtain additional financing.

Commencing in July 2007, Caspian began a series of cost-cutting measures in an effort to reduce expenses.  Caspian terminated its $250,000 per year contract with its then President and Chief Executive Officer replacing this position at a reduced annual salary of $120,000. Caspian reduced its staff by one-third, resulting in reduced annual salary expense of approximately $50,000.  Caspian also relocated its executive offices to a shared facility, which resulted in a reduced annual lease expense of approximately $84,000.  Between March 2008 and April 2008, Caspian eliminated all remaining U.S. employees except for its Chief Financial Officer, resulting in a reduced annual salary expense of $190,000.  The reduction in expenses resulted in approximately $454,000 in annual savings. Despite the reduction in expenses, Caspian has been operating at a net loss since the first quarter of  2007 through the third quarter of 2008 and is expected to operate at a net loss into 2009.

In April 2008, several stockholders who were former CRSI Group Inc. stockholders approached Timur Bergaliyev, regarding the proposed private sale of their shares of Caspian common stock.  Mr. Bergaliyev arranged for Verniy Activ, a Kazakh investment fund and subsidiary of Verniy Capital, a Kazakh holding company which is wholly owned by Mr. Bergaliyev, to purchase 9,196,847 shares of Caspian common stock from these stockholders for $2,621,101.40 or $0.285 per share. At the time Mr. Bergaliyev was approached by these stockholders, Caspian had already begun to sustain significant losses, attempts to raise capital to develop the undeveloped oil field and to provide liquidity for Caspian had been unsuccessful to date and the stock price was falling.  Mr. Bergaliyev purchased these shares upon considering the impact that the sale of such shares would have on Caspian’s stock price given the illiquid public market for its common stock.  At such time, Mr. Bergaliyev began exploring strategic alternatives for Caspian, including, but not limited to a going private transaction.  As discussed below, Caspian continued to seek out additional financing and explored the sale of certain assets. Following this transaction, Mr. Bergaliyev’s beneficial ownership of Caspian common stock increased from 21.7% to 36.3%.

On June 26, 2008, Caspian entered into a Memorandum of Understanding with Jupiter Energy Limited (“Jupiter”), which was subsequently amended, whereby Jupiter proposed to acquire the North-West Zhetybai field owned by Kor-Tazh. Due to a number of factors including declining oil prices in world markets and Jupiter’s failure to obtain financing for the proposed transaction, Caspian and Jupiter ceased further negotiations on or about October 30, 2008.

In July 2008, Caspian began negotiations with a specialist financial services company based in Hong Kong, which intended to assist Caspian to raise additional capital. However, the global financial crises made obtaining adequate financing very difficult at the time and negotiations ceased.

On or about July 16, 2008, several stockholders in the Republic of Kazakhstan approached Nurlan Janseitov regarding the proposed private sale of an aggregate of 22,990,000 shares of Caspian common stock. Mr. Janseitov purchased these shares in a series of private transactions from these stockholders consisting of members of Mr. Janseitov’s family and employees of Dank and related entities for $2,299,000, or $.10 per share. Mr. Janseitov purchased these shares upon considering the impact that the sale of such shares would have on Caspian’s stock price given the illiquid public market for its common stock and the effect on employee morale at Dank. Mr. Janseitov did not acquire these securities with the purpose of conducting a going private transaction. At such time, Messrs. Janseitov and Bergaliyev were still exploring strategic alternatives for Caspian.  This transaction increased Mr. Janseitov’s beneficial ownership of Caspian common stock from 9.6% to 46.2%.

On or about November 5, 2008, several stockholders in the Republic of Kazakhstan approached Mr. Bergaliyev regarding  the proposed private sale of an aggregate of 6,340,000 shares of Caspian common stock.  Mr. Bergaliyev purchased these shares in a series of private transactions from these stockholders consisting of members of Mr. Bergaliyev’s family, employees of Kor-Tazh and business associates for $317,000 or $.05 per share.  Mr. Bergaliyev purchased these shares upon considering the impact that the sale of such shares would have on Caspian’s stock price given the illiquid public market for its common stock and the effect on employee morale at Kor-Tozh. Mr. Bergaliyev did not acquire these securities with the purpose of conducting a going private transaction. At such time, Messrs. Bergaliyev and Janseitov were still exploring strategic alternatives for Caspian.  This transaction increased Mr. Bergaliyev’s beneficial ownership of Caspian common stock from 36.3% to 46.4%.  Also on such date, Mr. Bergaliyev consolidated his holdings by purchasing an aggregate of 20,061,847 shares of Caspian common stock as to which he previously shared indirect beneficial ownership for $.05 per share.  This transaction did not change Mr. Bergaliyev’s beneficial ownership of Caspian common stock.

On December 1, 2008, Messrs. Bergaliyev and Janseitov concluded that Caspian's current financial situation combined with the then global economic downturn required a final decision with respect to the strategic alternatives for Caspian.  In the absence of any third-party buyer and Caspian's inability to raise capital, Messrs. Bergaliyev and Janseitov  took the first step with respect to a going private transaction by agreeing to act in concert to acquire the minority public interest in Caspian.  Accordingly, on December 1, 2008 a Contribution Agreement was entered into by and among the Filing Persons and CIOC Acquisition.  Pursuant to the agreement the Filing Persons agreed to contribute all of the shares of Caspian common stock that they own to CIOC Acquisition, a newly created Delaware corporation.  As a result of the contributions, CIOC Acquisition will own 58,126,857 shares or approximately 92.6% of the outstanding shares of Caspian common stock.  The Filing Persons also authorized CIOC Acquisition and the Board of Directors of CIOC Acquisition authorized its management to proceed with a proposal to merge CIOC Acquisition with and into Caspian. The purpose of the Merger is for the Filing Persons to acquire the minority public interest in Caspian and to provide Caspian’s stockholders other than the Filing Persons (the “Public Stockholders”) with $0.15 in cash, without interest, for each of their Shares. The Filing Persons chose the consideration to be paid for each Share based on their valuation of Caspian.  At $0.15 per Share, the Filing Persons believed that the Merger would enable the Public Stockholders of Caspian to realize cash for their Shares, not subject to any financing condition, at a 300% premium to the then current market price. Following the Merger, the Filing Persons, through their holdings in CIOC Acquisition, will hold 100% ownership of Caspian. The Filing Persons and CIOC Acquisition believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Stockholders because the Shares are not readily saleable in the public market. The Filing Persons and CIOC Acquisition also believe that given Caspian’s very small public float (estimated to be approximately $231,509 as of December 2, 2008 the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3), the costs of maintaining Caspian’s status as a public company are not justified.

Recent Events

In January 2009, the government in Kazakhstan introduced a rent export tax and mineral extraction tax which replaced  an oil export tax in place since July 2008.  The rent export tax and the mineral extraction tax rates depend on the market price for a barrel of oil.  These taxes may negatively impact Caspian’s ability to secure debt financing as the taxes could potentially negatively impact Caspian’s cash flow from operations and therefore the willingness of lenders and financial institutions to provide capital.

In February 2009, the government in Kazakhstan began a process of nationalizing certain major Kazakhstan lenders.  The government planned to acquire majority ownership positions in such lenders as a response to a worsening banking crises in the country.  The banking crisis and the nationalization of major Kazakhstan lenders may also negatively impact Caspian’s ability to obtain financing as lending becomes further restricted in Kazakhstan.

Alternatives

The Filing Persons believe that effecting the transaction by way of a short-form merger with CIOC Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for the Filing Persons to acquire the outstanding public minority equity interest in Caspian. The Filing Persons considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Caspian’s Board of Directors and of the Public Stockholders of Caspian. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.

During the past two years Caspian has held discussions with several investment banks regarding the sale of assets and raising additional capital to exploit and develop the Kor-Tazh oil assets and expand Dank’s business.  None of the discussions were ultimately successful as potential investors or lenders were unwilling to provide financing due to geographic location of the assets, the political environment of the geographic region in which the assets are located and the lack of existing wells on the assets capable of producing oil. Apart from Caspian’s negotiations with Jupiter, the Filing Persons did not solicit or receive any firm offers for Caspian from a third party in the past two years leading up to December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3, nor subsequently. The Filing Persons also believed that "shopping" Caspian would not only entail substantial time delays and detract from the amount of management's time and energy focused on Caspian’s business, but would also disrupt and discourage Caspian’s employees and create extreme uncertainty among Caspian’s customers.

During the past two years, Caspian also implemented a series of cost-cutting measures to reduce expenses. The reduction in expenses resulted in approximately $454,000 of annual savings. Despite the reduction in expenses, Caspian has been operating at a net loss since the first quarter of 2007 through the third quarter of 2008 and has had to rely on loans from Messrs. Bergaliyev and Janseitov to pay their liabilities as they come due. If Messrs. Bergaliyev and Janseitov fail to provide such loans, Caspian has identified no alternative source of financing and will be without liquidity it needs to pay its obligations as they come due.

The Filing Persons considered the lack of a third-party buyer for Caspian or certain of its assets and its inability to raise capital in deciding to undertake the going private transaction at this time. The lack of a third-party buyer for Caspian and Caspian’s inability to raise capital demonstrated that the proposed Merger was the only likely source of liquidity for the Shares which was simultaneously available to all of the Public Stockholders. See “Special Factors – Purposes of the Merger – Background to the Merger.”

Reasons

In determining whether to acquire the outstanding public minority equity interest in Caspian and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Caspian private:

•
the reduction in the amount of public information available to competitors about Caspian’s businesses that would result from the termination of Caspian’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the Commission;

•
the decrease in costs associated with being a public company (for example, as a privately held entity, Caspian would no longer be required to file quarterly, annual, or other periodic reports with the Commission, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)), which the Filing Persons anticipate should result in savings of approximately $600,000 per year in audit related costs of approximately $340,000, legal costs and other professional fees of approximately $74,000, and employee compensation of approximately $186,000;

•
the elimination of additional burdens on management associated with public reporting and other tasks resulting from Caspian’s public company status, including, for example, the dedication of time by and resources of Caspian’s Chief Financial Officer (approximately 80%), Controller (approximately 100%) and President (approximately 10%) and Board of Directors to stockholder inquiries and investor and public relations;

•	the greater flexibility that Caspian’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company;

•
the fact that the public market offers very little liquidity for investors, as average daily trading volume of Caspian’s shares during the three-month period ended December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3,was only approximately 1,355 Shares and investors essentially have had no public market in which to efficiently sell their Shares; and

•	the lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Caspian, including leaving Caspian as a majority-owned, public company. In the view of the Filing Persons, the principal advantage of leaving Caspian as a majority-owned, public company would be the potential investment liquidity of owning securities of a public company and the possibility for use of Caspian’s securities to raise capital or make acquisitions. However, Caspian has not been able to take advantage of these benefits, and the Filing Persons do not expect Caspian to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Caspian do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.

The Filing Persons also considered a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

•
following the Merger, if Caspian’s financial condition improves, the Public Stockholders will not participate in any future earnings of or benefit from any increases in Caspian’s value, and other than optionholders, only the Filing Persons would benefit by an increase in the value of Caspian;

•	for U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to the Public Stockholders;

•
the Public Stockholders have not been represented in discussions about the Merger, either by the Board of Directors of Caspian (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the Public Stockholders;

•	the Public Stockholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	the Public Stockholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choosing;

•	if Caspian continues as a going concern in the future, the Filing Persons and Caspian will be the sole beneficiaries of the cost savings that result from going private;

•
Caspian will no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Exchange Act and Caspian’s officers will no longer be required to certify as to the accuracy of Caspian’s financial statements; and

•	the Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

The Filing Persons determined that if they had suspended Caspian’s filing and other obligations under the Exchange Act, Caspian would have achieved cost savings of approximately $600,000 in each of the past two fiscal years with respect to the public reporting requirements, including costs related to compensation to employees, independent auditor fees, legal fees, and transfer agent, printing, and other costs related to being a public company. Such estimated cost savings weighed in favor of effecting the Merger.

The principal disadvantage of leaving Caspian as a majority-owned, public company considered by the Filing Persons is the inability to achieve the significant cost-saving benefits discussed above. The Filing Persons believe that Caspian management has reduced corporate overhead as much as possible, and that the costs associated with being a public reporting company represent a significant portion of Caspian’s total overhead. The Filing Persons believe these costs will only continue to increase. In sum, the Filing Persons concluded that the advantages of leaving Caspian as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. While the reported sale prices and reported bid and asked prices of the Shares at times have been in excess of the Merger Price over the past year, the Filing Persons believe that the market for the Shares is so illiquid that all Public Stockholders would not be able to sell their Shares within a short period of time at or above the currently reported Merger Price. In addition, the Merger Price represents a premium of $0.10 per Share or 300% over the reported bid and asked prices of the Shares at the close of business on December 2, 2008, the last date on which Caspian common stock traded prior to the initial date of filing this Schedule 13E-3. The Merger offers all Public Stockholders the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the Public Stockholders.

As a result of Caspian’s failed attempts to sell assets and failed attempts to obtain financing, the dramatic decrease in the price of a barrel of oil since September 2008, the continuing failure of Caspian to generate enough cash to pay its current liabilities, and the current state of the world economy, the Filing Persons have determined to effect the Merger at this time (i.e., on or about        , 2009) because they wish to immediately realize the benefits of taking Caspian private, as discussed above. Caspian’s stock price was not a significant factor in the timing of the Filing Persons’ decision to propose the Merger.

This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows Caspian to become a privately held company without any action by the Board of Directors of Caspian or the Public Stockholders.

Effects

General. Upon completion of the Merger, the Filing Persons will have complete control over the conduct of Caspian’s business and will have a 100% interest in the net assets, net book value, and net earnings of Caspian, subject to the right of current optionholders to purchase interests in the surviving corporation.  Prior to the Merger as of September 30, 2008, Mr. Janseitov’s interest in Caspian’s net book value and net losses was approximately $119,776 (or  46.2%) and ($343,292) (or 46.2%), respectively.  If the Merger was effective as of September 30, 2008, Mr. Janseitov’s interest in Caspian’s net book value and net losses will be approximately $129,368 (or 49.9%) and ($370,785) (or 49.9%), respectively. Prior to the Merger as of September 30, 2008, Mr. Bergaliyev’s interest in Caspian’s net book value and net losses was approximately $120,294  (or 46.4%) and ($344,788) (or 46.4%), respectively.  If the Merger was effective as of September 30, 2008, Mr. Bergaliyev’s interest in Caspian’s net book value and net losses will be approximately $129,886 (or 50.1%) and ($372,272) (or 50.1%), respectively.

 In addition, upon completion of the Merger, only the Filing Persons will receive the benefit of the right to participate in any future increases in the value of Caspian and will bear the risk of any losses incurred in the operation of Caspian and any decrease in the value of Caspian. The Filing Persons will indirectly realize all of the benefit in the estimated savings of approximately $600,000 per year in costs related to being a public company. The beneficial ownership of the Filing Persons in Caspian immediately prior to the Merger amounts to approximately 92.6%, in the aggregate.

Stockholders. Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, Caspian and therefore will not participate in Caspian’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Caspian. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of Caspian, whether contemplated at the time of the Merger or thereafter. See Item 6(c) “Purposes of the Transaction and Plans or Proposals—Plans,” beginning on Page 24 of this Schedule 13E-3. All of the Public Stockholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Caspian, and to receive appraisal rights upon certain mergers or consolidations of Caspian (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Caspian, in the form of the Shares. However, the Public Stockholders will be required to surrender their Shares involuntarily in exchange for the Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of Caspian (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under the DGCL).

The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, Caspian will no longer be required to file annual, quarterly, and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Caspian certain profits from the purchase and sale of Shares.

The Options. As of December 31, 2008, Caspian had options to purchase 608,333 Shares outstanding under its 2007 Equity Incentive Plan. Neither the Filing Persons nor their affiliates hold any options to purchase shares of Caspian common stock. The outstanding options are held by two former Caspian employees and Caspian’s current Chief Financial Officer. In connection with the Merger, any options that will not be exercised prior to the Effective Date will be automatically converted, immediately following the Merger, with no further action required, to rights to purchase shares of common stock in Caspian as the surviving corporation. Upon exercise of the options by all option holders, such options would constitute approximately one percent (1.0)% of Caspian as the surviving corporation.  After the Merger, the Filing Persons intend, to the extent required, to cause Caspian as the surviving corporation to make proportional adjustments to the number of shares of common stock of Caspian reserved for issuance under its stock option plans and issuable under outstanding options and adjustments to the exercise prices of outstanding options, to take into account the effects of the Merger. The Filing Persons do not anticipate that any option holder will exercise his options prior to the Effective Date.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) of the Merger (other than CIOC Acquisition). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and describe herein.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors other than U.S. Holders. The following does not discuss any aspect of state or local or non-U.S. taxation nor does it discuss any aspect of U.S. federal gift or estate taxation.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

If a partnership is a beneficial owner of the Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the Shares, you should consult your tax advisor regarding the U.S. tax consequences of the Merger.

ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the U.S. Holder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize U.S. source capital gain or loss on the disposition of Shares equal to the difference, if any, between the amount of cash the U.S. Holder receives in the Merger and the U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder’s basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

Information Reporting and Backup Withholding Tax

Proceeds from the exchange or disposition of Shares pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Because each of CIOC Acquisition and the Filing Persons may be deemed the beneficial owners of a majority of the Shares, each of CIOC Acquisition and the Filing Persons are “affiliates” of Caspian within the meaning of Rule 13e-3 under the Exchange Act. Accordingly, each of CIOC Acquisition (acting through its board of directors consisting of the Filing Persons) and the Filing Persons is expressing its belief as to the substantive and procedural fairness of the Merger to the Public Stockholders.

CIOC Acquisition (acting through its board of directors) and each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders (and that at least fair value is being paid for the Shares). This belief is based on the following factors:

•
Financial Analysis. In considering the fairness of the Merger from a financial point of view to the Public Stockholders, the Filing Persons reviewed and adopted an analysis of the ranges of potential values of the Shares that result from the application of generally accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the Filing Persons.

•
Current and historical market prices.  The Filing Persons did not consider historical market prices for the Shares as relevant to their belief that the Merger is fair. The Filing Persons believe that historical market prices do not reflect Caspian’s current financial condition or recent operating performance. The Filing Persons believe that historical market prices are not relevant as there has not been adequate liquidity in the market or trading volume of Shares to sufficiently reflect the underlying performance and value of Caspian.  In addition, due to thin market liquidity, relatively small trades can have a disproportionately large effect on share price. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. While the reported sale prices and reported bid and asked prices of the Shares at time have been in excess of the Merger Price over the past year, the Filing Persons believe that these prices corresponded to increased prices for oil in world markets earlier this year. Moreover, as the price of oil in world markets and the stock prices declined in 2008, Caspian’s market value and Share prices decreased accordingly. The average daily trading volume of Caspian’s shares during the three-month period ended December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3, was only approximately 1,355 Shares and investors essentially have had no public market in which to efficiently sell their Shares.

The Filing Persons believe that the market price for the Shares immediately prior to December 2, 2008 (the last date on which Caspian common stock traded prior to the initial date of filing of this Schedule 13e-3), which is lower than the $0.15 per Share Merger Price, is not indicative of the current fair value of the Shares.  The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares even at those prices due to the general lack of liquidity for the Shares. At $0.15 per Share, the Merger will enable the Public Stockholders of Caspian to realize cash for their Shares, not subject to any financing condition, at a premium to $0.10 per Share, the last sale price for a Share on December 2, 2008, the last date on which Shares traded prior to the initial date of filing of this Schedule 13E-3.

•
Liquidity for Public Stockholders.  The Filing Persons believe that the liquidity that would result from the Merger would be beneficial to the Public Stockholders of Caspian because the Filing Persons’ ownership of approximately 92.6% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. The Merger will provide consideration to the Public Stockholders entirely in cash.

•
Recent Sales.  On November 5, 2008 Mr. Bergaliyev purchased 25,776,500 Shares from several stockholders in a series of private transactions, for a purchase price of $0.05 per Share, including an aggregate of  20,061,847 Shares that Mr. Bergaliyev had shared beneficial ownership prior to the acquisition of such securities.

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Net Tangible Assets Multiple Valuation. The Filing Persons elected not to use this method of valuation because net tangible assets multiples are traditionally not utilized to value companies such as Caspian but rather are often used as a valuation technique with respect to companies in the financial industry.

•
Net Book Value Multiple Valuation. The Filing Persons elected not to use this method of valuation because net book value multiples are traditionally not utilized to value companies such as Caspian but rather are often used as a valuation technique with respect to companies in the financial industry.

•
Selected Precedent Transactions Valuation. The Filing Persons elected not to use this method of valuation as they determined that it would be immaterial in light of the limited mergers and acquisitions activity in the company’s industries during the last 24 months. Furthermore, given the current capital markets environment, the very few transactions that would apply, were completed under vastly different financial and macroeconomic circumstances.

•
Earning Multiple Valuations. The Filing Persons elected not to use this method of valuation as  Caspian has generated negative net income for the nine month period ended September 30, 2008 and is also expected to do so for the year ended December 31, 2008.

•
Liquidation value analysis.  The Filing Persons did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that Caspian be liquidated, whether or not the Merger was completed. Moreover, liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.

•
Discounted Cash Flow Analysis. Caspian utilizes a standardized measure of discounted future net cash flows in order to estimate the value of Kor-Tazh’s proved oil reserves.  As of December 31, 2007, based on proved reserves of 2,161,104 barrels, an oil price of $61.82 per barrel (based on a benchmark price per barrel of $90.00 less the applicable tax rate and other deductions) in effect at December 31, 2007 and a standardized measure of discounted net cash flows calculated at 10% per annum, the discounted future net cash flow was $35,571,568, or approximately $0.54 per share based on Caspian’s 95% equity interest.  The calculated discounted future net cash flow does not represent a forecast or fair market value of Caspian’s oil assets, but rather presents a standardized disclosure of discounted future net cash flows that would result under the assumptions used.  Further, this analysis assumes that Caspian has the necessary financial resources to exploit the oil assets. Caspian devoted considerable effort between 2006 and 2008 to attempting to secure funds to exploit and develop the oil assets.  However, Caspian’s efforts were unsuccessful as potential investors or lenders were unwilling to provide financing due to the geographic location of the assets, the political environment of the geographic region in which the assets are located and the lack of existing wells on the assets capable of producing oil. Accordingly, the Filing Persons believe that this discounted cash flow analysis does not accurately calculate the equity value of Caspian.

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Appraisal rights. Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors, and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), “Terms of the Transaction—Appraisal Rights” beginning on page 21 of this Schedule 13E-3) and because the Filing Persons are providing advance notice of the Merger. Therefore, the Filing Persons believe that they have disclosed fully the relevant information to permit the Public Stockholders to determine whether to accept the Merger Price or to seek appraisal for their Shares. Additionally, the Merger is intended to comply with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

•
Lack of firm offers. During the past two years, Caspian held discussions with several investment banks regarding the sale of certain assets.  None of these discussions were ultimately successful.  Apart from its negotiations with Jupiter, the Filing Persons did not solicit or receive an offer for Caspian from a third party in the past two years leading up to December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3, nor subsequently.  Moreover, the global economic downturn has made the likelihood of selling assets more difficult.  Accordingly, it is unlikely that finding a third party buyer for Caspian was a realistic option for the Public Stockholders. The Filing Persons considered the absence of any third party buyer for Caspian to support the fairness of the Merger to the Public Stockholders, because the absence of a third party buyer demonstrated that the proposed Merger was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the Public Stockholders.

    The Filing Persons have considered all of the foregoing factors prepared by the Filing Persons as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Persons have considered the following five factors:

•
No future participation in the prospects of Caspian. Following the consummation of the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of Caspian, or benefit from an increase, if any, in the value of their holdings in Caspian.

•
Conflicts of interest. The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders. Nurlan Janseitov is currently the Chairman and Chief Executive Officer of Caspian and the direct holder of 28,990,000 shares or approximately 46.2% of the outstanding shares of Caspian common stock.  Mr. Janseitov is a 5% equity owner and also serves as the Chief Executive Officer of Dank.  Mr. Janseitov is also a Director and President of CIOC Acquisition and following the Merger will be a direct holder of approximately 49.9% of the outstanding shares of CIOC Acquisition common stock.  Timur Bergaliyev is currently the Executive Vice President and director of Caspian and a direct holder of 29,136,847 shares or approximately 46.4% of the outstanding shares of Caspian common stock.  Mr. Bergaliyev is a 5% equity owner and also serves as the Chief Executive Officer of Kor-Tazh.  Mr. Bergaliyev is also a Director and Vice-President of CIOC Acquisition and following the Merger will be a direct holder of approximately 50.1% of the outstanding shares of CIOC Acquisition common stock.  Following the Merger, the Filing Persons, through their holdings in CIOC Acquisition, will own 100% of Caspian and only the Filing Persons shall have opportunity to participate in the future earnings and growth, if any, of Caspian. The Filing Persons have considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Caspian, including leaving Caspian as a majority-owned public company.  However, each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders (and that at least fair value is being paid for the Shares).

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No opportunity for Caspian’s Board of Directors or the Public Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Caspian’s Board of Directors or Caspian’s stockholders (other than the Filing Persons), neither Caspian’s Board of Directors nor the Public Stockholders will have the opportunity to vote on the Merger.

•
No special committee representing the Public Stockholders’ interests. Caspian’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•
No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

After having given these additional five factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

    The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

In addition, although the Filing Persons considered current and historical market prices for the Shares, the Filing Persons gave greater weight to other factors. The Filing Persons believe that the market prices are not an accurate indicator because Caspian’s Shares are only lightly traded with an average daily trading volume of 1,355 Shares for the three-month period ended December 2, 2008, the last date on which Caspian common stock traded prior to the initial filing date of this Schedule 13E-3. Consequently, the Filing Persons believe that the sale by any stockholder of Caspian of any significant number of Shares would likely result in a correspondingly significant reduction in the market price of the Shares.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet

See the section above captioned “Summary Term Sheet” beginning on Page 1 of this Schedule 13E-3.

Item 2.	Subject Company Information

(a) Name and Address. The name of the Company is Caspian International Oil Corporation (“Caspian”), a Delaware corporation. The principal executive offices of Caspian are located at 4265 San Felipe, Suite 1100, Houston, TX 77027.

Caspian is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the Commission relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b) Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.001 per share, of Caspian. As of March 3, 2009, there were 62,757,028 Shares outstanding. As of December 31, 2008, Caspian had options to purchase 608,333 Shares outstanding under its 2007 Equity Incentive Plan.

(c) Trading Market and Price. Caspian’s common stock is listed for quotation on the OTC Bulletin Board under the trading symbol “CIOC.” Prior to April 27, 2007 it was listed for quotation on the Pink Sheets under the same symbol. On December 2, 2008, the last date on which Caspian common stock traded prior to the initial date of filing of this Schedule 13E-3, the closing price per Share was $0.05. On March 2, 2009, the closing price per share was $.13.  The following table sets forth the bid prices quoted for our common stock on the Pink Sheets and the OTC Bulletin Board during the last two years.

Fiscal Year Ended December 31,
	2008	2007
First Quarter
High	$.11	$.65
Low	$.04	$.38

Second Quarter
High	$.18	$.55
Low	$.04	$.15

Third Quarter
High	$.16	$.51
Low	$.06	$.18

Fourth Quarter
High	$.15	$.40
Low	$.03	$.07

More detailed discussions of the Company’s financial results for the Company’s fiscal year ended December 31, 2007 and all prior fiscal years, and a summary of the market prices for the Shares are contained in the Company’s Annual Reports on Form 10K-SB and may be obtained from the SEC’s website at http://www.sec.gov.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d) Dividends. To the knowledge of the Filing Persons, Caspian has never declared or paid any dividends in respect of the Shares.

(e) Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, Caspian, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

(f) Prior Stock Purchases. None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years, except as described under Item 5(e) below.

Item 3.	Identity and Background of Filing Persons

CIOC Acquisition

(a) Name and Address. CIOC Acquisition was recently formed by the Filing Persons for the purpose of effecting the Merger. CIOC Acquisition’s principal business address is ℅Eisenberg & Sima, LLP, 350 Fifth Avenue, Suite 6708, New York, NY  10118.

(b) Business and Background of Entity. CIOC Acquisition, was formed for the sole purpose of merging with and into Caspian. CIOC Acquisition is organized under the laws of the state of Delaware. CIOC Acquisition has not

(1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in CIOC Acquisition, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of CIOC Acquisition, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Nurlan Janseitov

(a) Name and Address. The address of Mr. Janseitov is House 4, Novaya Street, Koktyube-2, Almaty, 050000 Kazakhstan and his telephone number is +7 727 2 954 850.   Mr. Janseitov currently owns 28,990,000 Shares equaling approximately 46.2% of the outstanding Shares. Mr. Janseitov is part of a group that filed a Schedule 13D and which in the aggregate will beneficially own 92.6% of the outstanding Shares immediately prior to the Merger..

(b) Business and Background of Entity. Not applicable.

(c) Business and Background of Natural Persons. Mr. Janseitov became Chairman of Caspian in August 2006, when it acquired 95% of the capital of SIF Dank, LLP (“Dank”), organized under the laws of the Republic of Kazakhstan, that provides oil field services.  Mr. Janseitov served as the Chief Executive Officer of Caspian from August 2006 through November 2006, and has served in that position since July 2007.  Mr. Janseitov founded Dank in 1995 and has held the post of Chief Executive Officer since 2004.  Since 2004 Mr. Janseitov has also been a member of the faculty of KI Satpaev Kazakh National Technical University, where he lectures in the geophysics of the oil industry.  During the Soviet period in Kazakhstan, Mr. Janseitov was employed in senior management of several major geophysical companies and was also given control of the geophysical service division of the Kazakhstan national oil company.  Mr. Janseitov is a graduate of KI Satpaev Kazakh National Technical University.  Mr. Janseitov has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Timur Bergaliyev

(a) Name and Address. The address of Mr. Bergaliyev is 10B Abay Street, Apt. 9, Almaty, 050000 Kazakhstan and his telephone number is +7 727 2 502 677. Mr. Bergaliyev currently owns 29,136,847 Shares equaling approximately 46.4% of the outstanding Shares. Mr. Bergaliyev is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 92.6% of the outstanding Shares immediately prior to the Merger.

(b) Business and Background of Entity. Not applicable.

(c) Business and Background of Natural Persons.  Mr. Bergaliyev became an officer and director of Caspian in August 2006, when it acquired 95% of the capital of Kor-Tazh, LLP (“Kor-Tazh”), organized under the law of the Republic of Kazakhstan, that operates a largely undeveloped oil field in western Kazakhstan.  Since 2004 Mr. Bergaliyev has been employed as the General Director of Kor-Tazh.  From 2002 to 2004 Mr. Bergaliyev was the manager of NBK LLP, which developed the Novobogat West oilfield, and was also the manager of FIAL LLP, which developed the East Mortuk oilfield, both in Kazakhstan.  From 1998 to 2000 Mr. Bergaliyev was the Chairman of the Board of JSC Shimkentshina, the largest manufacturer of tires in Kazakhstan.  From 1995 to 1996 Mr. Bergaliyev was Assistant to the First Deputy of the Kazakhstan Ministry of Industry and Trade.  Mr. Bergaliyev

has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4.	Terms of the Transaction

(a) Material Terms. Prior to the Effective Date, each of the Filing Persons will contribute a total of 58,126,847 Shares to CIOC Acquisition, representing in the aggregate approximately 92.6% of the Shares outstanding. On the Effective Date, CIOC Acquisition will merge with and into Caspian pursuant to Section 253 of the DGCL, with Caspian to be the surviving corporation. To so merge, the Board of Directors of CIOC Acquisition and the Filing Persons as the only stockholders of CIOC Acquisition, will approve the Merger, and CIOC Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

•
each Share issued and outstanding immediately prior to the Effective Date (including Shares held in treasury) will be cancelled and extinguished and each Share held by the Public Stockholders (other than Shares held by the Public Stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price;

•
each share of Acquisition Co’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation of the Merger;

•
any Options that will not be exercised prior to the Effective Date, will be automatically converted, immediately following the Merger, with no further action required, to rights to receive shares of common stock in Caspian as the surviving corporation. After the Merger, the Filing Persons intend, to the extent required, to cause Caspian as the surviving corporation to make proportional adjustments to the number of shares of common stock of Caspian reserved for issuance under its stock option plans and issuable under outstanding Options and adjustments to the exercise prices of outstanding Options, to take into account the effects of the Merger. The Filing Persons do not anticipate that any option holder will exercise his or her Options prior to the Effective Date; and

•	As a result of the Merger, immediately following the Effective Date the Filing Persons will own all outstanding equity interests in Caspian other than the outstanding Options.

Under the DGCL, because CIOC Acquisition will hold at least 90% of the outstanding Shares prior to the Merger, CIOC Acquisition will have the power to effect the Merger without a vote of Caspian’s Board of Directors or the Public Stockholders. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Caspian’s Board of Directors or the Public Stockholders. The Merger Price payable to the Public Stockholders is $0.15 per Share in cash, without interest.

Upon completion of the Merger, in order to receive the cash Merger Price of $0.15 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at [1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah  84117], and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

The Merger will be accounted for as a reorganization of entities under the common control of the Filing Persons.

For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” beginning on Page 12 of this Schedule 13E-3.

(b) Purchases. Neither any of the Filing Persons nor any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliate of Caspian in the Merger. Any Shares held by any officer, director or affiliate of Caspian will be treated the same as all other Shares in the Merger.

(c) Different Terms. Stockholders of Caspian will be treated as described in Item 4(a) “Terms of the Transaction—Material Terms” beginning on Page 20 of this Schedule 13E-3.

(d) Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by Caspian, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be carefully reviewed by the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Caspian an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs Caspian of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Mr. David Fulton, Vice President Finance, at Caspian’s offices at 4265 San Felipe, Suite 1100, Houston, TX, 77027.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the Effective Date, Caspian, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Caspian is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Caspian.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from Caspian a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Caspian or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon Caspian, Caspian will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Caspian a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Caspian. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant the Public Stockholders special access to Caspian’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Financing Arrangements

Since the beginning of 2007, Mr. Janseitov has directly loaned Caspian an aggregate of $50,000, at an interest rate of 6% per annum. As of September 30, 2008, the outstanding balance of such loan, including interest, was $56,000. Since the beginning of 2007, Mr. Janseitov has also indirectly loaned Caspian, through certain affiliated entities $1,448,745, in short-term non-interest bearing bridge loans. As of September 30, 2008, the balance of such loans was $36,324.

Since the beginning of 2007, Mr. Bergaliyev has directly loaned Caspian an aggregate of $667,060, at an interest rate of 6% per annum. As of September 30, 2008, the outstanding balance of such loan, including interest, was $696,187. Since the beginning of 2007, Mr. Bergaliyev has also loaned Caspian an aggregate of $3,402,153 in short-term, non-interest bearing bridge loans. As of September 30, 2008, the outstanding balance of such loans was $2,747,717.

(b) Significant Corporate Events.  None.  Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) Caspian or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Caspian’s securities, election of Caspian’s directors or sale or other transfer of a material amount of assets of Caspian.

(c) Negotiations or Contacts.

On June 26, 2008, Caspian entered into a Memorandum of Understanding (the “MOU”) with Jupiter Energy Limited (“Jupiter”), whereby Jupiter proposed to acquire a 50% interest in the North-West Zhetybai field (the “Field”) owned by Kor-Tazh, a 95%-owned subsidiary of Caspian, for $26,000,000.  The MOU was subject to customary conditions including the completion of due diligence and entering into a definitive agreement.  In addition, the proposal was subject to the approval of Jupiter’s shareholders and the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan, and Jupiter’s obtainment of the necessary financing.  On August 11, 2008, the MOU was revised (the “New MOU”) to increase the proposed acquisition to 100% of the capital stock of Kor-Tazh for a purchase price ranging from $17,000,000 to $54,000,000 depending on the proven oil reserves of the Field.  The New MOU was subject to the same conditions as the MOU.  On August 28, 2008, the New MOU was replaced with a revised Memorandum of Understanding (the “Revised MOU”) with a purchase price ranging from $17,000,000 to $60,000,000 depending on the proven oil reserves of the Field.  The Revised MOU called for an initial payment of $12,000,000 with subsequent payment of $5,000,000 with a final payment based on the amount of reserves above 4,500,000 barrels after 12 months of working the Field.  The negotiations between Caspian and Jupiter never advanced beyond the Revised MOU.  Due to a number of factors including the declining price of oil in the world markets and Jupiter’s failure to obtain financing for the proposed transaction, Caspian and Jupiter ceased further negotiations on or about October 30, 2008.

(e) Agreements Involving the Subject Company’s Securities. The following are all the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

Contribution Agreement

A Contribution Agreement, dated December 1, 2008 (the “Contribution Agreement”), was entered into by and among the Filing Persons and CIOC Acquisition.  Pursuant to the terms and conditions of the Contribution Agreement, the Filing Persons will contribute to CIOC Acquisition a total of 58,126,847 Shares immediately prior to the Effective Date. A copy of the Contribution Agreement is attached as Exhibit d hereto. For a summary of events leading up to the Filing Persons decision to conduct a going private transaction see “Special Factors—Purposes–Background to the Merger” beginning on Page 6 of this Schedule 13E-3 .

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 6 of this Schedule 13E-3.

(b) Use of Securities Acquired. The Shares acquired in the Merger from the Public Stockholders will be cancelled.

(c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Caspian will, except as set forth in this Schedule 13E-3, be conducted by Caspian substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Caspian with a view to maximizing Caspian’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause Caspian to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Caspian’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on Page 5 and 20, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Caspian’s businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Caspian’s current management.

Except as otherwise described in this Schedule 13E-3, Caspian has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Caspian after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by Caspian after the completion of the Merger;

•	any change in the Board of Directors or management of Caspian;

•	any material change in Caspian’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Caspian’s corporate structure or business.

Item 7.	Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 5 of this Schedule 13E-3.

Item 8.	Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on Page 13 of this Schedule 13E-3.

Item 9.	Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on Page 17 of this Schedule 13E-3.

Item 10.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The total amount of funds required by CIOC Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $950,000. CIOC Acquisition will obtain the necessary funds from the Filing Persons in the form of capital contributions. The Filing Persons will finance the capital contributions from personal funds.  Because the Filing Persons intend to provide the necessary funding for the Merger, CIOC Acquisition has not arranged for any alternative financing.

(b) Conditions. There are no conditions to the Merger or the financing of the Merger, however the Filing Persons are not under an obligation to consummate the Merger and could decide to withdraw the transaction, although they do not have a present intention to do so.

(c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$150,000
Filing	45
Printing	25,000
Paying Agent (including mailing)	12,500
Miscellaneous fees and expenses	70,455
Total	$160,000

 (d) Borrowed Funds. See Item 10(a) “Source and Amount of Funds or Other Consideration – Source of Funds” beginning on Page 25 of this Schedule 13E-3.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. Prior to the Merger, the Filing Persons will contribute to CIOC Acquisition a total of 58,126,847 Shares, representing approximately 92.6% of the outstanding Shares of Caspian. Because the Filing Persons hold, in the aggregate, 100% of the equity interest in CIOC Acquisition, they may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

(b) Securities Transactions. The Filing Persons will contribute a total of 58,126,847 Shares to CIOC Acquisition prior to the Merger. Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.	The Solicitation or Recommendation

Not Applicable.

Item 13.	Financial Statements

(a) Financial Information. The audited consolidated financial statements of Caspian for the year ended December 31, 2007, and the year ended December 31, 2006 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Caspian included in Caspian’s Annual Report on Form 10-KSB for its fiscal year ended December 31, 2007 (the “Form 10-KSB”).  The unaudited consolidated financial statements of Caspian for the nine-month period ended September 30, 2007 and September 30, 2008 are also incorporated herein by reference to the Consolidated Financial Statements included in Caspian’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”).

The Form 10-KSB and Form 10-Q are available for inspection and copying at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The Form 10-KSB and Form 10-Q are also available to the public from the Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not Applicable.

(c) Summary Financial Information. Set forth below is certain selected consolidated financial information with respect to Caspian excerpted or derived by the Filing Persons from the audited consolidated financial statements of Caspian contained in the Form 10-KSB and the unaudited consolidated financial statements of Caspian contained in the Form 10-Q. More comprehensive financial information is included in documents filed by Caspian with the Commission, and the following financial information is qualified in its entirety by reference to Caspian’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2007 and December 31, 2006 have been derived from Caspian’s audited consolidated financial statements. The selected financial information as of and for the nine-month period ended September 30, 2008 and September 30, 2007 are derived from Caspian’s unaudited consolidated financial statements.  The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL DATA

	As of December 31,		As of September 30, (unaudited)
	2007	2006	2008	2007
BALANCE SHEET DATA
Current assets	$8,553,404	$5,577,478	$6,802,515	$8,174,395
Noncurrent Assets	24,570,095	15,378,140	24,372,810	23,991,811
Current Liabilities	13,467,020	8,340,499	14,202,271	9,733,670
Noncurrent Liabilities	18,439,517	7,358,297	16,397,179	19,951,311

Book value per share - most recent balance sheet)			0.004

	Fiscal Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2007	2008	2008	2007
STATEMENT OF INCOME DATA
Minority Interests	$277,772	$319,166	$316,620	$299,529

Net sales	18,432,427	21,434,618	17,721,057	10,949,296
Gross profit(loss)	(4,571,478)	3,564,200	601,603	(3,878,906)

Income(loss) from continuing operations before extraordinary items	(4,825,124)	1,990,256	(743,057)	(3,726,697)

Net Income(loss)	(4,825,124)	1,990,256	(743,057)	(3,726,697)

Income (loss) per common share from continuing operations Basic/Diluted	(0.08)	0.03	(0.01)	(0.05)

Net Income(Loss) per common share Basic/Diluted	(0.08)	0.03	(0.01)	(0.05)

Ratio of earning(losses) to fixed charges	(2.31)	4.97	0.51	(3.06)

Pro forma data
Not material

Item 14.	Personal/Assets, Retained, Employed, Compensated or Used

(c) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(d) Employees and Corporate Assets. No employees or corporate assets of Caspian will be used by the Filing Persons in connection with the Merger.

Item 15.	Additional Information

None.

Item 16.	Exhibits

Exhibit Number	Description
24.1*	Power of Attorney
24.2*	Power of Attorney
(a)*	Letter from CIOC Acquisition to Company stockholders

(b)	None

(c)	None

(d)	Contribution Agreement

(e)	None

(f)*	Delaware General Corporation Law Section 262 — Appraisal Rights

(g)	None

* Previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2009

CIOC ACQUISITION INC.

By:	/s/ Thomas C. Sima
Name:	Thomas C. Sima
Title:	Secretary

NURLAN JANSEITOV

By:	/s/ Thomas C. Sima
Name:	Thomas C. Sima
Title:	Attorney-in-Fact

TIMUR BERGALIYEV

By:	/s/ Thomas C. Sima
Name:	Thomas C. Sima
Title:	Attorney-in-Fact

SIGNATURE PAGE TO SCHEDULE 13E-3

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

CIOC ACQUISITION

NAME AND ADDRESS	POSITION WITH CIOC ACQUISITION	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Nurlan Janseitov House 4, Novaya Street, Koktyube-2 Almaty 050000 Kazakhstan	Director and President
Mr. Janseitov became Chairman of Caspian in August 2006, when it acquired 95% of the capital of SIF Dank, LLP (“Dank”), organized under the laws of the Republic of Kazakhstan, that provides oil field services.  Mr. Janseitov served as the Chief Executive Officer of Caspian from August 2006 through November 2006, and has served in that position since July 2007.  Mr. Janseitov founded Dank in 1995 and has held the post of Chief Executive Officer since 2004.  Since 2004 Mr. Janseitov has also been a member of the faculty of KI Satpaev Kazakh National Technical University, where he lectures in the geophysics of the oil industry.  During the Soviet period in Kazakhstan, Mr. Janseitov was employed in senior management of several major geophysical companies and was also given control of the geophysical service division of the Kazakhstan national oil company.  Mr. Janseitov is a graduate of KI Satpaev Kazakh National Technical University.

Timur Bergaliyev 10B Abay St., Apt. 9 Almaty 050000 Kazakhstan	Director and Vice-President
Mr. Bergaliyev became an officer and director of Caspian in August 2006, when it acquired 95% of the capital of Kor-Tazh, LLP (“Kor-Tazh”), organized under the law of the Republic of Kazakhstan, that operates a largely undeveloped oil field in western Kazakhstan.  Since 2004 Mr. Bergaliyev has been employed as the General Director of Kor-Tazh.  From 2002 to 2004 Mr. Bergaliyev was the manager of NBK LLP, which developed the Novobogat West oilfield, and was also the manager of FIAL LLP, which developed the East Mortuk oilfield, both in Kazakhstan.  From 1998 to 2000 Mr. Bergaliyev was the Chairman of the Board of JSC Shimkentshina, the largest manufacturer of tires in Kazakhstan.  From 1995 to 1996 Mr. Bergaliyev was Assistant to the First Deputy of the Kazakhstan Ministry of Industry and Trade.

At the Effective Date, CIOC Acquisition shall beneficially own approximately 92.6% of the outstanding Shares. To the knowledge of the Filing Persons, no director of CIOC Acquisition shall beneficially own any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by CIOC Acquisition